Mail Stop 4561

August 29, 2008

Mr. Tim Vance
Chief Executive Officer
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, TX 77060

> **Re: Data Call Technologies, Inc.**
>
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
>
> **Filed August 27, 2008**
>
> **File No. 333-131948**

Dear Mr. Vance:

We have reviewed your filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.   We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B impacts it's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. We note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the 1934 Exchange Act indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed

in Compliance and Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
management's report on Internal Control over Financial Reporting rendered your
annual report materially deficient and also rendered the company not timely or
current in its 1934 Exchange Act Reporting. In light of these facts, we do not
believe you could conclude that your disclosure controls and procedures were
effective as of the end of the fiscal year. Please further amend the 10-KSB to
disclose management's revised conclusion on the effectiveness of your disclosure
controls and procedures, i.e., that disclosure controls and procedures were not
effective as of the end of the fiscal year. You should also assess the impact of
these deficiencies on any registration statement updating obligations under
Section 10(a)(3) of the 1933 Securities Act.

Management's Annual Report on Internal Control Over Financial Reporting

2. Your disclosures indicate that you "made an assessment of the effectiveness of
[y]our internal control over financial reporting as of June 30, 2008." However,
we also note that you concluded that your internal control over financial reporting
was effective as of December 31, 2007. Please further amend your 10-KSB to
indicate that management's assessment was as of December 31, 2007.

3. Please amend to provide the disclosure required by Item 308(T)(a)(4) of
Regulation S-B. In this regard, we note that your registered accounting firm did
not provide an attestation report.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at
(202) 551-3408 if you have questions regarding these comments.

Sincerely,

Christine Davis
Assistant Chief Accountant